January 3, 2024

Mr. Raymond Be

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

T-Rex 2X Long Apple Daily Target ETF

T-Rex 2X Inverse Apple Daily Target ETF

T-Rex 2X Long Alphabet Daily Target ETF

T-Rex 2X Inverse Alphabet Daily Target ETF

T-Rex 2X Long Microsoft Daily Target ETF

T-Rex 2X Inverse Microsoft Daily Target ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP. The comments related to Post-Effective Amendment (“PEA”) No. 103 to the registration statement of the Trust, which was filed on October 25, 2023, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The PEA was filed to register shares of six new series of the Trust (as identified above) (each a “Fund”, and together the “Funds”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA. It is intended that any revisions to the disclosures contained in the Funds’ prospectus and statement of additional information that are made in response to the comments contained herein will be reflected in another post-effective amendment filing to the Trust’s registration statement this filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) filing”).

Preliminary or General Comments

•	Please file this comment response letter on EDGAR at least five days prior to making the 485(b) filing and also send via email to Mr. Be marked pages of the revised disclosure.
•	Please be prepared to file BXT delaying amendments to resolve any comments from the SEC staff, in particular regarding the VaR calculations.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for the Fund.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Response: As requested, the Trust will file this comment response letter on EDGAR and send via email to Mr. Be marked pages of the revised disclosure as early as possible prior to the current effective date. The Trust notes that given the substantial similarity in disclosures contained in the PEA relative to similar disclosures for other funds following a similar strategy and advised by the same adviser as filed by the Trust, and in light of certain commercial objectives associated with launching these Funds, the Trust is not able to file the comment response letter five days in advance of effectiveness. The Registrant acknowledges the Staff’s comment and will endeavor to work with the Staff to resolve all comments before going effective on the Registration Statement. The Trust intends that new or revised disclosure that is similar to disclosure in other sections will be applied consistently throughout the registration statement.

1.	Comment: Please advise on the following:

(a)	Approximately how many counterparties does the fund expect to use and what percentage of the fund’s assets and investment exposure are expected to be related to each of these counterparties.

(b)	If exposure to a particular counterparty is deemed to be material, please identify the counterparty in the prospectus and file the agreement with the counterparty as an exhibit to the registration statement.

(c)	If the notional exposure to a particular counterparty is likely to exceed 20% of the notional value of the Fund’s assets, please disclose:
(i)	that the counterparty is subject to the informational requirements of the Exchange Act of 1934 and in accordance with such requirements, files such reports and other information with the SEC;
(ii)	the name of any national securities exchange on which the counterparty’s securities are listed, stating that reports (and where counterparty is subject to Sections 14(a) and 14(c) of the Exchange Act (proxy information statements) and other information concerning counterparty can be inspected at such exchanges.

If the foregoing is not applicable, please advise how investors will be provided with similar information. For any counterparties that are subsidiaries of any publicly traded companies for which there is sufficient market interest and publicly available information, please disclose whether the debts of such counterparty will be recourse to the parent.

Response: The Adviser intends to negotiate with at least six swap counterparties and initially expects to trade with at least three swap counterparties for each Fund, each subject to the terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association and applicable Schedule and Credit Support Annex (“ISDA Agreement”). The Adviser will evaluate and monitor the creditworthiness of the Funds’ counterparties in accordance with its counterparty due diligence policies and procedures.

The Trust does not believe there will be a material concentration of investments (on a mark-to-market basis) in any specific swap counterparty. The Trust expects that some of its swap counterparties will not be securities related issuers subject to Rule 12d3-1 under the 1940 Act and therefore will not be subject to the 5% limit. However, each Fund will limit its mark-to-market exposure to any single swap counterparty to 25% or less on a given day. Additionally, each Fund’s exposure will be fully collateralized each day, to the extent provided for under its ISDA Agreements, to limit counterparty risk. For any swap counterparties that are deemed to be securities related issuers, each Fund will comply with section (b) of Rule 12d3-1 and its mark-to-mark exposure will not exceed 5% of its total assets in any such single securities related issuer. As such, the Trust does not believe any agreement with any such counterparty will rise to the level of materiality requiring it to be filed as an exhibit to the Registration Statement.

It is likely that notional exposure to a particular counterparty will exceed 20% of a Fund’s total assets, however, Registrant believes that the appropriate way to measure counterparty exposure is by limiting the mark-to-market exposure to the counterparty. Registrant does not believe that disclosure of its counterparties’ registration status under the Securities Exchange Act of 1934, and the other information available on a national securities exchange on which a counterparties’ securities are listed, is material to a shareholder because shareholders will rely upon the Adviser’s due diligence process and monitoring of counterparties, and shareholders will have no way to evaluate the exposure to a given counterparty on a regular basis. Furthermore, the Staff has not identified any requirement to include such disclosures regarding counterparties. The obligations of counterparties will be without recourse to the parent company, whether the counterparty is a subsidiary of a public company or not.

2.	Comment: Please advise whether the Adviser has had discussions with potential swap counterparties and what type of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of each Fund to implement its strategies.

Response: As noted in the response to the previous comment, the Adviser has been negotiating with potential swap counterparties and has discussed, among other things, the margin requirements that will be required. As is standard under the Credit Support Annex of ISDA Agreements, margin will be posted on a daily basis by the out of the money party, subject to certain rounding and threshold amounts. The Adviser expects that each Fund could be required to post approximately 35% of its total assets as margin, but that amount could go higher depending on market conditions. In any event, the Adviser does not expect margin requirements to have a material effect on each Fund’s ability to implement its strategy because a very high percentage of each Fund’s assets will be in highly liquid investments.

3.	Comment: Please disclose how the swap counterparties are likely to hedge their exposure and what will occur if a counterparty terminates the relationship and there are only a few counterparties. Please ensure that all material features of the contemplated swap agreements have been disclosed.

Response: The Adviser expects the swap counterparties, which are major global financial institutions, to hedge their exposure after entering into swap agreements with the Fund as they deem appropriate. While the methods and means by which any hedging activity is conducted falls within the purview and discretion of the counterparty, generally the Adviser suspects that a swap counterparty would simultaneously hedge its exposure to the contracts with a Fund by entering into positions that provide offsetting economic exposure to the underlying issuer in the swap, with a profit for the respective counterparty equal to the difference between the margin payment received by the Fund and the cost of this hedge.

If a counterparty terminates its relationship with a Fund, the Adviser expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event a Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of counterparties, the Adviser will make a recommendation to the Trust’s Board of Trustees, and the Board of Trustees will determine the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

The Registrant believes that all material features of the contemplated swap agreements have been adequately disclosed.

4.	Comment: Please revise your Item 9 disclosure to more fully explain how the adviser determines the swaps’ notional exposure for a particular day, the impact that notional exposure would have on fund returns, and the potential costs associated with rolling.

Response: The language has been revised consistent with the Staff’s comment.

5.	Comment: Please advise and provide supplementally hypothetical VaR calculations demonstrating how each fund anticipates being able to achieve its objective while remaining in compliance with the VaR test under Rule 18f-4 (“Rule 18f-4”) under the Investment Company Act of 1940, as amended (“1940 Act”). In responding to this comment, please disclose: (i) the designated reference portfolio (DRP) that each Fund plans to use, and (ii) how the DRP meets the definition of a designated reference portfolio and is in accordance with the requirements under Rule 18f-4. The Staff also requests that the Funds’ effectiveness be delayed until the Staff has reviewed and resolved its review of the hypothetical VaR calculations.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to work with the Staff to resolve all comments to the VaR calculations before going effective on the Registration Statement.

Under separate cover, the Registrant is providing the Staff with hypothetical VaR calculations based on each Fund’s anticipated portfolio construction. Each of the Funds will use the Solactive FANG Innovation Index (“Index”) as a designated reference portfolio for purposes of the relative VaR calculations. The Index is an equity index consisting of 15 technology stocks. The Index is intended to reflect the “FAANG” (and other innovative peers) group of stocks. There are 8 core-components in the Index: Apple (AAPL), Amazon (AMZN), Meta Platforms (META), Alphabet (GOOGL), Microsoft (MSFT), Netflix (NFLX), NVIDIA (NVDA), and Tesla (TSLA). Each of the 8 “core” holdings in the portfolio are recognizable “FAANG” (or adjacent) technology names, with mega-market capitalizations, and domiciled in the United States. These names were picked by Solactive for their track record of innovation in rapidly growing industries, such as e-commerce, semiconductors, cloud computing and online streaming. The remaining 7 “non-core” components within the Index are determined from the top traded U.S. technology stocks across a universe of these FactSet Industries: Semiconductors, Electronic Components, Electronic Equipment/Instruments, Telecommunications Equipment, Computer Processing Hardware, Computer Peripherals, Computer Communications, Electronic Production Equipment, Data Processing Services, Information Technology Services, Packaged Software, and Internet Software/Services. These non-core holdings are meant to reflect the potential evolution of investor demand in the market; they are reconstituted quarterly according to market capitalization and trading volumes and may change from time to time.

The Index rebalances monthly and reconstitutes quarterly. The Index’s underlying composition is equally weighted across all stocks, providing a unique benchmark that allows for a uniform performance-driven approach to investing. The Index 1) is not actively managed, 2) it not leveraged, and 3) was not constructed specifically for this test. The Index has historical market data available for more than 3 years, and reflects the markets or asset classes in which the Funds invest.

6.	Comment: In the “Principal Risks” section of the prospectus relating to the AAPL Funds, it does not appear that there is a risk factor related to the risk of investment exposure to AAPL. Given these Funds’ high dependence on the performance of AAPL, please add a risk factor relating to investing in AAPL.

Response: The disclosure has been revised consistent with the Staff’s comment.

7.	Comment: In the risk factor entitled “Intra-Day Investment Risk,” Registrant discloses that an investor that purchases shares intra-day may experience performance that is greater than, or less than, the Fund’s stated multiple of the underlying security. Supplementally advise, with a view toward improving the disclosure, how an investor will know what exposure the Fund will provide to the underlying security on any given day, when the exposure is not 2x.

Response: As stated in the disclosure, the Fund seeks leveraged investment results from the close of the market on a given trading day until the close of the market on the subsequent trading day. As a result, if an investor purchases shares intra-day at a market price that differs from the prior days’ net asset value, the investor’s return will differ from the Fund’s net asset value return. The Registrant believes that the disclosure adequately addresses this risk.

8.	Comment: For the GOOG Funds, the “Principal Investment Strategies” section of the prospectus states that GOOG is currently assigned to the Communication Services sector and Interactive Media & Services industry, however, the Principal Risks section includes “Internet Company Industry Risk” and “Technology Sector Risk” but not “Communication Services Sector Risk” or “Interactive Media & Services Industry Risk.” Please harmonize the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus with respect to these Funds.

Response: The disclosure has been revised consistent with the Staff’s comment.

9.	Comment: In the risk disclosures of the inverse Funds, it appears that the risk factors that are disclosed would positively affect the inverse Funds’ performance. Given that these are inverse funds, please revise the disclosure to address the risks of having inverse exposure to the underlying security.

Response: The risk disclosures of each of the inverse Funds contains a sentence that states that realizations of certain of the risks described in the section may result in adverse markets that may actually benefit the inverse Funds. The Registrant believes that this disclosure addresses the inverse nature of these Funds and is consistent with the disclosure that is typical for inverse funds. As a result, no changes are being made to the risk disclosures in response to the Staff’s comment.

10.	Comment: For the MSFT Funds, the Principal Risks section states that the Funds will be concentrated in the industry to which MSFT is assigned, however, the Principal Risks section includes certain sector risk factors but not industry risk factors. Please include risk factors relating to the industry in which MSFT is assigned.

Response: The disclosure has been revised consistent with the Staff’s comment.

11.	Comment: For the MSFT Funds, the Principal Risks section includes “Consumer Discretionary Sector Risk” but the “Principal Investment Strategies” section of the prospectus does not disclose that MSFT is currently assigned to the consumer discretionary sector. Please harmonize the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus with respect to these Funds.

Response: The disclosure has been revised consistent with the Staff’s comment.

12.	Comment: In the section titled “Swap Agreements,” the third paragraph states the following: “With respect to the use of swap agreements, if the underlying security has a dramatic intraday move that causes a material decline in net assets, the terms of a swap agreement between a Fund and its counterparty may permit the counterparty to immediately close out the transaction with the Fund. In that event, a Fund may be unable to enter into another swap agreement or invest in other derivatives to achieve the desired exposure consistent with its investment objective. This, in turn, may prevent a Fund from achieving its investment objective, even if the underlying security reverses all or a portion of its intraday move by the end of the day. Any costs associated with using swap agreements may also have the effect of lowering a Fund’s return.”

Please explain supplementally what this paragraph means and how it affects the Fund’s ability to achieve its 2X objective.

Response: Although the terms of the ISDA Agreements will provide the counterparty with the right to terminate the ISDA Agreement in the event of certain periodic declines in a Fund’s net asset value (which will vary by counterparty depending upon its assessment of the credit risk of the particular Fund), the ISDA Agreements will not provide for the intraday calculation of net asset value. In the event that a decline in the net asset value in excess of the threshold for an applicable period occurs, and the counterparty exercises its right to terminate the ISDA Agreement, the Fund will be unable to enter into additional swap transactions with that counterparty. Unless the Fund is able to enter into swap transactions with another counterparty, the Fund will be unable to achieve 2X exposure (or inverse 2X exposure) to its underlying asset and will be unable to achieve its investment objective.

The Registrant believes that the current disclosure is accurate and complete.

13.	Comment: In Table 5 on page 133, please confirm that all entries are correct. If not, please correct.

Response: The investment adviser to the Funds has reviewed Table 5 and confirmed that all entries are correct.

14.	Comment: In the section titled “Cautionary Note to Investors Regarding Dramatic Price Movement in the Underlying Security”, the disclosure only discusses a decline in the value of the underlying security and therefore fails to distinguish between the leveraged long funds and the inverse funds. Please review the disclosure throughout the prospectus and SAI as other sections also fail to include all four Funds or fail to distinguish between the leveraged long fund and the inverse funds.

Response: The disclosure referenced by the Staff reads as follows:

Each Fund could lose an amount greater than its net assets in the event of a movement of the underlying security in excess of 50% in a direction adverse to the Fund (meaning a decline in excess of 50% of the value of the underlying security for T-Rex 2X Long Apple Daily Target ETF, T-Rex 2X Long Alphabet Daily Target ETF and T-Rex 2X Long Microsoft Daily Target ETF or an increase in excess of 50% of the value of the underlying security for T-Rex 2X Inverse Apple Daily Target ETF and the T-Rex 2X Inverse Alphabet Target Daily ETF and T-Rex 2X Inverse Microsoft Daily Target ETF). (emphasis added)

This disclosure clearly distinguishes between the leveraged long Funds and inverse Funds. The Registrant will review the prospectus and SAI to ensure that the disclosure adequately distinguishes between the long and inverse Funds.

*               *               *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively